EMI



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

***By Airmail***

10th July, 2006.

Attn: Filing Desk - Stop 1-4



SUPPL

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 3rd July 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 10th July 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 7th July 2006, held 109,971,450 shares, being 13.87% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary



Enc.

EMI

**VIA PR NEWSWIRE DISCLOSE**

ER 06/55

Company Announcements Office,
London Stock Exchange.

10th July, 2006.

**EMI GROUP PLC**
**Holding in Company**

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 7th July 2006 and received by fax on 10th July 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 7th July 2006, had an interest in 109,971,450 shares, being 13.87% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

RECEIVED
2006 JUL 20 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

***By Airmail***

12th July, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 10th July 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 12th July 2006 confirming that, as at 7th July 2006, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

VIA PR NEWSWIRE DISCLOSE

ER 06/56

Company Announcements Office,
London Stock Exchange.

12th July, 2006.

**EMI Group plc - Holding in Company**

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 10th July 2006 and received by post on 12th July 2006, that, as at 7th July 2006, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231